UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

iPayment, Inc.
File No. 333-177233 - CF#27491

iPayment Holdings, Inc.
File No. 333-177233-19 - CF#27491

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iPayment, Inc. and iPayment Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information they excluded from the Exhibits to a Form S-4 registration statement filed on October 11, 2011, as amended.

Based on representations by iPayment, Inc. and iPayment Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.31	through December 31, 2014
Exhibit 10.32	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel